Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that on December 2, 2020 it sold the shares issued by XP Inc. (“XP”) held by its subsidiary ITB Holding Brasil Participações Ltda., representing 4.4% of XP’s capital stock, by way of the public offering held on Nasdaq, the stock exchange on which XP’s shares are listed (“Transaction”). This Transaction totaled US$ 935 million. After the green shoe exercise, the total amount might reach US $ 1.052 billion equivalent to 5% of XP total capital. This sale will affect Itaú Unibanco’s results for this year. Itaú Unibanco became the holder, directly or indirectly, of 41.1% of XP’s total capital and, after the green shoe exercising, if consummately, it will become the holder, directly or indirectly, of 40.5% of the total capital of XP. São Paulo (SP), December 03, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Corporativo | Interno